UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 28, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒ Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐ No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐ No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

. 4Q14 Results

4Q14 Results

Record quarterly EBITDA of R$906 million and margin of 45%

Key Figures	Unit	4Q14	3Q14	4Q13	4Q14 vs 3Q14	4Q14 vs 4Q13	2014	2013	2014 vs 2013
Pulp Production	000 t	1,381	1,345	1,358	3%	2%	5,274	5,259	0%
Pulp Sales	000 t	1,410	1,372	1,441	3%	-2%	5,305	5,198	2%
Net Revenues	R$ million	2,001	1,746	1,958	15%	2%	7,084	6,917	2%
Adjusted EBITDA[1]	R$ million	906	613	823	48%	10%	2,791	2,796	0%
EBITDA margin	%	45%	35%	42%	10 p.p.	3 p.p.	39%	40%	-1 p.p.
Net Financial Result[2]	R$ million	(611)	(785)	(599)	-22%	2%	(1,635)	(2,054)	-20%
Net Income (Loss)	R$ million	(128)	(359)	(185)	-64%	-31%	163	(698)	-123%
Free Cash Flow[3]	R$ million	263	117	746	125%	-65%	636	1,268	-50%
ROE[6]	%	6.6%	7.1%	9.0%	0 p.p.	-2 p.p.	6.6%	9.0%	-2 p.p.
ROIC[6]	%	8.5%	8.3%	10.6%	0 p.p.	-2 p.p.	8.5%	10.6%	-2 p.p.
Gross Debt (US$)	US$ million	3,135	3,498	4,172	-10%	-25%	3,135	4,172	-25%
Gross Debt (R$)	R$ million	8,327	8,574	9,773	-3%	-15%	8,327	9,773	-15%
Cash[4]	R$ million	778	1,261	1,924	-38%	-60%	778	1,924	-60%
Net Debt (R$)	R$ million	7,549	7,313	7,849	3%	-4%	7,549	7,849	-4%
Net Debt (US$)	US$ million	2,842	2,984	3,351	-5%	-15%	2,842	3,351	-15%
Net Debt/EBITDA LTM	x	2.7	2.7	2.8	-0.0 x	-0.1 x	2.7	2.8	-0.1 x
Net Debt/EBITDA LTM (US$)[5]	x	2.4	2.5	2.6	-0.1 x	-0.2 x	2.4	2.6	-0.2 x

(1) Adjusted by non-recurring and non-cash items | (2) Includes results from financial investments, monetary and exchange variation, mark-to-market of hedging and interest

(3) Does not include the sale of assets and the equity acquisition of Ensyn | (4) Includes the hedge fair value | (5) For covenants purposes | (6) For more details p. 16

4Q14 Highlights

- Gross debt in dollars of US$3,135 million, 10% and 25% down on 3Q14 and 4Q13, respectively.
- Net debt in dollars reached its lowest level since Fibria began operations, falling by 15% over 4Q13.
- Net Debt/EBITDA ratio of 2.4x in dollars (Sept/14: 2.5x | Dec/13: 2.6x).
- Total cost of debt, considering debt in reais adjusted by the swap curve, came to 3.4% p.a. (3Q14: 3.7% p.a. | 4Q13: 4.3% p.a.).
- Average debt term of 55 months (3Q14: 55 months | 4Q13: 52 months).
- Conclusion of the anticipated settlement of the balance of the 2019 and 2021 bonds of US$63 million and US$118 million of principal, respectively.
- Pulp production of 1,381 thousand tons, 3% and 2% up on 3Q14 and 4Q13, respectively. In 2014, production totaled 5,274 thousand tons, in line with 2013.
- Pulp sales of 1,410 thousand tons, 3% up on 3Q14 and 2% down on 4Q13. In 2014, sales came to 5,305 thousand tons, 2% up on 2013 and equivalent to 101% of the production.
- Record quarterly net revenue of R$2,001 million (3Q14: R$1,746 million | 4Q13: R$1,958 million). Net revenue came to R$7,084 million in 2014, 2% higher than in 2013.
- Cash cost stood at R$519/t in 2014, 3% higher than in 2013, but below 2014 inflation. The cash cost increased by 1% between 4Q13 and 4Q14.
- Record quarterly EBITDA margin of 45% and annual EBITDA margin of 39%.
- Record adjusted EBITDA of R$906 million, 48% and 10% up on 3Q14 and 4Q13, respectively. Annual EBITDA totaled R$2,791 million.
- EBITDA/ton of R$643/ton in 4Q14 (US$253/ton), 44% and 13% up on 3Q14 and 4Q13, respectively.
- Free cash flow in 2014 of R$636 million, 50% down on 2013, mainly due to working capital change as a result of higher accounts receivable, in turn explained by higher sales volume and the client mix change with lower forfaiting transactions.
- Net loss of R$128 million (3Q14: R$359 million | 4Q13: R$185 million). Net income came to R$163 million in 2014.
- Mandatory dividends for 2014 totaling R$37 million.
- Renewal of the Company's Shareholders' Agreement by its signatories, Votorantim Industrial and BNDESPAR, for more 5 years.
- In July 9th, Fibria was included in the REINTEGRA Program (Special Tax Refund Regime for Exporting Companies), recognizing R$37 million of tax credits, equivalent to 3% of pulp exports on a transfer price basis.
- Fibria was included in the 2015 portfolio of the BM&FBovespa's Corporate Sustainability Index (ISE), in which the Company has been present since its launch in 2005.
- Approved policies of Compliance with Competition Law (Antitrust) and Genetically Modified Eucalyptus.

Market Cap – Dec/31/2014:	Conference Call: Jan/29/2015	Investor Relations
R$18.0 billion | US$6.7 billion FIBR3: R$32.51 FBR: US$12.13 Shares Issued (ON): 553,934,646 shares	Portuguese: 11 A.M. (Brasilia) | Phone: +55 11 3193-1001 English: 12 P.M. (Brasilia) | Phone: 1-412-317-6776 Webcast: www.fibria.com.br/ir	Guilherme Cavalcanti André Gonçalves Camila Nogueira Roberto Costa Raimundo Guimarães ir@fibria.com.br | +55 (11) 2138-4565

2

The operating and financial information of Fibria Celulose S.A. for the 4th quarter of 2014 (4Q14) presented in this document is based on consolidated figures and expressed in reais, unaudited and prepared in accordance with Corporate Law. The results of Veracel Celulose S.A. were included in this document based on 50% proportional consolidation, with the elimination of all intercompany transactions.

4Q14 Results 3 Index Executive Summary 4 Pulp Market 5 Production and Sales 7 Results Analysis7 Financial Result10 Net Result 12 Indebtedness13 Capital Expenditure15 Free Cash Flow16 ROE and ROIC 16 Capital Market17 Appendix I – Revenue x Volume x Price *18 Appendix II – Income Statement 19 Appendix III – Balance Sheet20 Appendix IV – Statement of Cash Flows21 Appendix V – Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012)22 Appendix VI – Economic and Operational Data 23

4Q14 Results 4 Executive Summary In 2014, the pulp demand exceeded expectations, characterized by 11% growth over 2013. Regarding pulp supply, unexpected capacity closures helped keep the market balanced. This scenario allowed the market to absorb new supplies, maintaining manufacturers’ inventories in line with the historical average. In September, PIX/FOEX BHKP Europe price reached its lowest level (US$724/t), but has been showing gradual recovery, corroborated by the increase of 1% in the 4Q14 over the previous quarter. The positive fundamentals, especially on the demand side, led to an upturn in sales volume between 2013 and 2014, and a new price announcement increase at Fibria as of January 2015 (Europe: US$770/t). The average dollar appreciated by 12% in the quarter and 9% over 2013, which helped push up the average net price in reais by 12% and fueled quarterly EBITDA to an all-time high. Finally, the production cash cost was 3% higher than in 2013, below period inflation. In October, Fibria informed its shareholders and the market in general that Votorantim Industrial S.A. and BNDESPAR renewed the Company's Shareholders' Agreement, extending its term by five years, i.e until October 29, 2019, among other terms and conditions. The Shareholders’ Agreement is available on the Company’s website (www.fibria.com.br/ir). As of July 9, Fibria has begun to benefit from the Special Tax Refund Regime for Exporting Companies – REINTEGRA, designed to return partially or in full any residual tax remaining in the production chain of exported goods, in effect as of October 1, 2014. The credit refund is equivalent to 3% of total export revenue based on the transfer price and is made either through: (i) offsetting with own debits, due or to become due, related to taxes managed by the Federal Revenue Service; or (ii) in cash, which may be requested in up to five years as of the end of the calendar quarter or the actual export date, whichever occurs later. In the year ended December 31, 2014, the Company recognized credits totaling R$37 million under the REINTEGRA program, recorded under cost of goods sold in the income statement. Pulp production totaled 1,381 thousand tons in 4Q14, 3% more than in 3Q14, as there were no scheduled maintenance downtimes. Compared to 4Q13, output was 2% higher, due to the lack of rain that impacted production last year. In 2014, production totaled 5,274 thousand tons. Sales volume came to 1,410 thousand tons, outpacing this quarter’s production volume by 2% and last quarter’s sales volume by 3%, due to seasonality, led by Europe and North America. In 2014, Fibria’s sales totaled 5,305 thousand tons (101% of the annual production), a 2% increase over 2013, and due to higher sales, mainly in the European market. Pulp inventories closed the year at 48 days, 2 days less than in 2013. The production cash cost was R$519/t, 3% higher than in 2013, chiefly due to higher wood costs and the exchange rate effect, partially offset by the improved utilities result. In the quarter, the cash cost was R$472/t, 6% down from 3Q14, due to the absence of scheduled maintenance stoppages, the improved result from energy sales, the lower consumption of energy inputs and the decline in wood costs. In relation to the same period last year, the cash cost was 1% higher, chiefly due to higher wood costs and the exchange rate effect, partially offset by the improved utilities result. Fibria will continue to pursue initiatives designed to minimize its cost structure and keep its 2015 production cash cost increase below period inflation. The Company is fully prepared to confront any adverse scenario in regard to possible energy rationing in 2015 given that it is self-sufficient in electricity. In 2014, Fibria produced 117% of the energy needed for its pulp production process. Adjusted 4Q14 EBITDA totaled R$906 million, a record quarterly result, 48% up on 3Q14, due to the higher average net price in reais, the lower cash cost of goods sold (COGS) and higher sales volume. EBITDA margin came at 45% in 4Q14. The positive variation in the comparison with 4Q13 was also explained by the higher price in reais and lower cash COGS. Annual EBITDA totaled R$2,791 million, with a margin of 39%. Free cash flow for the quarter was R$263 million,

4Q14 Results 5 125% higher than 3Q14, chiefly fueled by the EBITDA increase. The decline over 4Q13 was largely due to the working capital variation. In 2014, free cash flow totaled R$636 million (more details on page 16). The financial result was a net expense of R$611 million, versus a net expense of R$785 million in 3Q14 and R$599 million in 4Q13. The expense was chiefly due to the 8% appreciation of the dollar against the real, resulting in higher foreign-exchange losses on dollar-denominated debt and hedge instruments. It is worth noting that in 2014, Fibria posted a 25% reduction in U.S. dollar interest expenses over 2013, thanks to the liability management aimed at reducing the principal and the cost of debt. Gross debt in U.S. dollars totaled US$3,135 million, 10% and 25% down on 3Q14 and 4Q13, respectively. Fibria closed the quarter with a cash position of R$778 million, including the mart to market of derivatives. As indicated in the 3Q14 earnings release, the new liability management initiatives have contributed to reducing the total cost of debt to 3.4% p.a., while the average term remained at 55 months. In addition to the repurchase of the bond 2019, on December 11, the Company announced to the bondholders the total redemption of the 2021 bond, whose coupon was 6.75% p.a., at 110.64% of the principal balance of US$118 million. The operation will generate annual savings of approximately US$8 million in interest as of 2015. The expenses related to the bond redemption had an impact of approximately US$14 million on the financial result in the fourth quarter of 2014. As a result of all the above, Fibria reported a 4Q14 net loss of R$128 million, versus a net loss of R$359 million in 3Q14 and R$129 million in 4Q13. In 2014, the Company recorded a net income of R$163 million, compared to a loss of R$698 million in 2013 (for more details, see page 12). The Company’s bylaws guarantee a minimum dividend of 25% of net income after constitution of legal reserves. Thus, minimum dividend relative to the fiscal year ended on December 31, 2014 of R$37 million. Pulp Market In the last quarter of 2014, Fibria’s sales totaled 1.4 million tons, 3% higher than the sales volume of 3Q14, due to very healthy demand in all the markets, especially China. In 2014, sales came to 5.3 million tons, 2.1% more than in 2013. The pulp market presented positive results in 2014. Demand for eucalyptus pulp remained consistent, fueled by the performance of China in the second half, chiefly due to (i) the increase in tissue paper and cartonboard production capacity, (ii) the wide spread of approximately US$180/t between softwood and hardwood pulp prices according to PIX/FOEX Europe, and (iii) the substantial closure of obsolete pulp and paper capacities in China that fueled demand for hardwood pulp.

4Q14 Results 6 Source: PPPC World-20 Chemical Market Pulp Statistics - December 2014 On the supply side, the impact of the new hardwood capacities in South America and China was offset both by the delay in the start-up of the mill in Montes del Plata, in Uruguay, and the pulp line in Oji Nantong, in China, and by the closure of pulp capacities in the Northern hemisphere in the second half (the Huelva mill, owned by the Spanish company Ence, with a capacity of 400 thousand t/year and the temporary closure of Old Town Fuel & Fiber mill in the United States, with a capacity of 200 thousand t/year). According to PPPC’s World-20 report, global eucalyptus pulp shipments grew by 11.0% (1.7 million tons) in 2014, to 17.5 million tons, causing hardwood pulp producers to close the year with a tight level of 36 days, despite the increase in pulp capacity. The significant growth in demand and the level of producers’ inventories supported Fibria’s price increase announcement that was followed by other producers of the industry. This favorable market scenario in the end of the year created momentum for the implementation of the price increase announced for January 1. Monthly Average PIX/FOEX Europe (US Dollars per tonne) 0 50 100 150 200 250 600 650 700 750 800 850 900 950 1000 Jan-14 Jan-14 Feb-14 Feb-14 Mar-14 Mar-14 Apr-14 Apr-14 Apr-14 May-14 May-14 Jun-14 Jun-14 Jul-14 Jul-14 Aug-14 Aug-14 Sep-14 Sep-14 Sep-14 Oct-14 Oct-14 Nov-14 Nov-14 Dec-14 Dec-14 Spread NBSK/BHKP NBSK Europe BHKP Europe Average Spread NBSK/BHKP: US$180 Hardwood and Eucalyptus Shipments (000 t and % change 2014 vs. 2013) 0 200 400 600 800 1.000 1.200 1.400 1.600 1.800 2.000 Global NA WE China Rest of the world BHKP BEKP 5.7% 11.0% 3.8% 5.0% 3.5% 6.2% 10.7% 19.9% 13.1% 5.9%

4Q14 Results

Production and Sales

Production ('000 t)	4Q14	3Q14	4Q13	4Q14 vs 3Q14	4Q14 vs 4Q13	2014	2013	2014 vs 2013
Pulp	1,381	1,345	1,358	3%	2%	5,274	5,259	0%
Sales Volume ('000 t)								
Domestic Market Pulp	146	138	112	6%	31%	517	448	15%
Export Market Pulp	1,264	1,234	1,329	2%	-5%	4,788	4,750	1%
Total sales	**1,410**	**1,372**	**1,441**	**3%**	**-2%**	**5,305**	**5,198**	**2%**

Pulp production totaled 1,381 thousand tons in 4Q14, 3% up on 3Q14, due to the absence of scheduled maintenance downtimes. In relation to 4Q13, production increased by 2% due to heavy rainfall in the region of the Aracruz Unit (ES), which affected production in that period. In 2014, production remained flat. Pulp inventories totaled 710 thousand tons (48 days), 4% down on 3Q14 – 739 thousand tons (50 days) and 4Q13 – 743 thousand tons (50 days).

The Regulatory Standard 13 (Inspection of Boilers and Pressure Vessels) amended the deadline for inspection of recovery boilers from 12 to 15 months. Therefore, downtimes that used to take place annually, often in the same time of the year, will have its planning changed from now on, according to the new regulation. This time extension will allow a cost reduction and an increase in production in the long term. Below the maintenance downtimes schedule in Fibria's units in 2015, which highlights these changes:


Fibria's Maintenance Downtimes Schedule – 2015
Mill
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Aracruz "A"
Aracruz "B"
Aracruz "C"
Jacareí
Três Lagoas
Veracel

Pulp sales volume totaled 1,410 thousand tons, 3% more than in the previous three months, thanks to higher sales to Europe and North America. Although fourth-quarter sales volume was 2% lower, Fibria sold 5,305 thousand tons in 2014, 2% more than in 2013 and above production volume. In 4Q14, sales to Europe accounted for 40% of total sales volume, followed by North America with 27%, Asia with 23% and Latin America with 10%.

Results Analysis

Net Revenues (R$ million)	4Q14	3Q14	4Q13	4Q14 vs 3Q14	4Q14 vs 4Q13	2014	2013	2014 vs 2013
Domestic Market Pulp	172	153	132	13%	31%	591	504	17%
Export Market Pulp	1,810	1,574	1,809	15%	0%	6,412	6,342	1%
Total Pulp	**1,982**	**1,727**	**1,941**	**15%**	**2%**	**7,003**	**6,845**	**2%**
Portocel	19	19	17	2%	16%	80	72	11%
Total	**2,001**	**1,746**	**1,958**	**15%**	**2%**	**7,084**	**6,917**	**2%**

Net revenue totaled R$2,001 million in 4Q14, a record since Fibria's creation, and 15% up on 3Q14, due to the higher average net price in reais, in turn due to the appreciation of 12% in the average dollar. In relation to 4Q13, higher net

7

4Q14 Results 8 pulp price in reais also explains the increase in net revenues, partially offset by lower sales volumes. In 2014, net revenue came to R$7,084 million, up 2% on 2013, fueled by higher sales volume, given that the average net price in reais remained flat. The cost of goods sold (COGS) was 5% and 6% lower than in 3Q14 and 4Q13, respectively. The decline over the previous quarter was due to the reduction in the cash cost, as described below, and the positive effect of REINTEGRA, with an R$37 million impact on COGS. In the year-on-year comparison, the decline was the result of REINTEGRA, inventory turnover, lower sales volume and reduced freight expenses, due to the oil price drop, which offset the negative effect of the appreciation of the dollar against the real. The pulp production cash cost totaled R$472/t in 4Q14, 6% less than the quarter before, due to the absence of scheduled maintenance stoppages, the improved utilities result, lower energy input consumption and the reduced share of third-party wood (4Q14: 10% | 3Q14: 13%). The utilities result (especially energy sales – representing around 96% of this item), which reached R$37/t, also made a positive contribution to the 4Q14 performance. The Company believes it is prepared for any possible electricity rationing scenario as it is self-sufficient in energy. Power generation comes from the pulp production process and is therefore independent of the energy market. In relation to 4Q13, the 1% increase in production cash cost was chiefly due to higher wood costs, in turn explained by the increased share of third-party wood (4Q14: 10% | 4Q13: 5%) and the larger average radius (4Q14: 184 km | 4Q13: 166 km); and the exchange rate effect (around 13% of the cash cost is pegged to the dollar), partially offset by the improved utilities result and lower energy input consumption. In 2014, the cash cost was R$519/t, 3% higher than in 2013, chiefly due to higher wood costs and the exchange rate effect, partially offset by the improved utilities result. Annual inflation, as measured by the IPCA consumer price index, stood at 6.41%. Fibria will continue to pursue its goal of maintaining its 2015 cash cost below inflation. 466 502 472 4Q13 3Q14 4Q14 Cash Cost (R$/t) 505 519 2013 2014 Cash Cost (R$/t) Pulp Cash Cost R$/t 3Q14 502 Exchange Rate 8 Maintenance downtimes (24) Lower energy consumption (higher operational stability) (5) Wood - lower third party contribution (4Q14: 10% | 3Q14: 13%) (5) Better results with utilities (energy sale) (3) Other (1) 4Q14 472 Pulp Cash Cost R$/t 4Q13 466 26 Exchange Rate 8 Better results with utilities (energy sale) (22) Lower energy consumption (higer operational stability) (7) Other 1 4Q14 472 Wood - higher third party contribution (4Q14: 10% | 4Q13: 5%) and higher distance from forest to mill (4Q14: 184 km | 4Q13: 166 km)

4Q14 Results


Production Cash Cost
4Q13
Other Fixed
4%
Personnel
6%
Maintenance
10%
Other Variable
4%
Energy
8%
Chemicals
23%
Wood
45%
Production Cash Cost
4Q14
Other Fixed
4%
Personnel
7%
Maintenance
11%
Other Variable
2%
Energy
3%
Chemicals
23%
Wood
50%
Variable costs
Fixed costs

Selling expenses totaled R$103 million in 4Q14, 9% higher than in 3Q14 and 4Q13. The increase over 3Q14 was chiefly due to the appreciation of the dollar against the real, while the year-on-year upturn was due to higher expenses with third-party services and the exchange rate effect. The selling expenses to net revenue ratio remained flat over both periods at 5%.

Administrative expenses came to R$81 million, 9% up on 3Q14, due to higher expenses with salaries. In year-on-year terms, administrative expenses fell by 9%, due to lower expenses with salaries and third-party services.

Other operating income (expenses) totaled an expense of R$120 million in 4Q14, versus an expense of R$30 million in 3Q14 and income of R$825 million in 4Q13. The quarter-on-quarter variation was mainly explained by the revaluation of biological assets, which was an expense in this quarter, and the net effect of the write-down of property, plant and equipment. In year-on-year terms, the variation was mainly due to the capital gain of R$799 million resulting from the sale of land in that quarter.


EBITDA (R$ million) and
EBITDA Margin (%)
42%
35%
45%
823
613
906
4Q13
3Q14
4Q14
EBITDA/t
(R$/t)
571
446
643
4Q13
3Q14
4Q14

Adjusted EBITDA totaled R$906 million in 4Q14, with a margin of 45%. In comparison with 3Q14, EBITDA increased by 48%, due to the higher average price in reais, in turn impacted by the 12% appreciation of the average dollar, lower cash COGS and lower sales volume. In year-on-year terms, the increase was due to the 12% appreciation of the dollar against the real, which offset the decline in pulp prices and sales volume, in addition to the reduction in cash COGS. The graph below shows the main variations during the quarter:

9

4Q14 Results

EBITDA 4Q14 x 3Q14
R$ million


613
(51)
562
47
207
98
(8)
(6)
(90)
809
97
906
3Q14 Adjusted EBITDA
Non-recurring effects / non-cash
3Q14 EBITDA
Volume
Price/Exchange Variation
Custo do Produto Vendido
S&M
G&A
Other oper. Expenses
4Q14 EBITDA
Non-recurring effects / non-cash(1)
4Q14 EBITDA Ajustado

(1) Write-down of property, plant and equipment, fair value of biological assets, accrual for losses on ICMS credits, equity and reversal of provisions for contingencies.

Financial Result

(R$ million)	4Q14	3Q14	4Q13	2014	2013	4Q14 vs 3Q14	4Q14 vs 4Q13	2014 vs 2013
Financial Income (including hedge result)	**(22)**	**(121)**	**(83)**	**85**	**(119)**	-82%	-73%	-
Interest on financial investments	20	22	20	91	97	-9%	0%	-6%
Hedging(1)	(42)	(143)	(103)	(6)	(216)	-71%	-59%	-97%
Financial Expenses	**(112)**	**(113)**	**(138)**	**(471)**	**(576)**	-1%	-19%	-18%
Interest - loans and financing (local currency)	(53)	(54)	(51)	(211)	(186)	-2%	4%	13%
Interest - loans and financing (foreign currency)	(59)	(59)	(87)	(260)	(390)	0%	-32%	-33%
Monetary and Exchange Variations	**(441)**	**(544)**	**(356)**	**(722)**	**(933)**	-19%	24%	-23%
Foreign Exchange Variations - Debt	(438)	(643)	(346)	(690)	(927)	-32%	27%	-26%
Foreign Exchange Variations - Other	(3)	99	(10)	(32)	(6)	-	-70%	-
Other Financial Income / Expenses(2)	**(36)**	**(7)**	**(22)**	**(526)**	**(426)**	-	64%	23%
Net Financial Result	**(611)**	**(785)**	**(599)**	**(1,634)**	**(2,054)**	-22%	2%	-20%

(1) Change in the marked to market (4Q14: R$(417) million | 3Q14: R$(400) million) added to received and paid adjustments.
(2) R$ (35) million referring to financial charges from buy-back 2021 Bond.
(3) Financial expenses in dollars decreased 27%.

Income from interest on financial investments came to R$20 million, 9% less than in 3Q14, mainly due to the use of resources to pay period commitments, closing the period with a cash position of R$1,195 million (excluding the mark to market of derivatives), in line with 4Q13. Hedge transactions generated a loss of R$42 million, R$17 million of which from the negative variation in the fair value of the hedge instruments, especially debt swaps (for more details, see the derivative section on page 11).

Interest expenses on loans and financing totaled R$112 million in 4Q14, in line with 3Q14 (1% down). The 19% (or R$26 million) reduction over 4Q13 was chiefly due to the early settlement of the foreign currency debt in the period (further details in the Indebtedness section on page 13).

Foreign-exchange losses on dollar-denominated debt (93% of total debt, including the real/dollar swaps) stood at R$438 million, versus losses of R$643 million in 3Q14. This expense was due to the end-of-period valuation of the dollar against the real (4Q14: R$2.6562 | 3Q14: R$2.4510). The variation over 4Q13 was due to the volatility of the end-of-period dollar in the latter quarter (around 13%).

Other financial income (expenses) amounted to an expense of R$36 million, R$29 million more than in 3Q14, due to the accounting impact of the bond buybacks, whose amounts (R$35 million) were higher this quarter than in the previous three months. In 4Q14, the Company announced the buyback of securities maturing in 2021, whose disbursement, totaling US$118 million, took place on December 10. The same factor explains the year-on-year variation.

10

4Q14 Results

On December 31, 2014, the mark-to-market of derivative financial instruments was negative by R$417 million (a negative R$19 million from operational hedges, a negative R$519 million from debt hedges, and a positive R$121 million in embedded derivatives), versus a negative R$400 million on December 31, 2014, giving a negative variation of R$17 million. This result was mainly due to the period devaluation of the real, impacting outstanding debt swaps. Cash disbursements from transactions that matured in the period totaled R$25 million. Thus, the net impact on the financial result was negative by R$42 million. The following table shows Fibria's derivative hedge position at the end of December:

Swaps	Maturity	Notional		Fair Value	
		dec/14	sep/14	dec/14	sep/14
Receive					
US Dollar Libor (2)	may/19	$ 538	$ 715	R$ 1,352	R$ 1,677
Brazilian Real CDI (3)	aug/20	R$ 788	R$ 797	R$ 1,083	R$ 1,065
Brazilian Real TJLP (4)	jun/17	R$ 294	R$ 332	R$ 279	R$ 317
Brazilian Fixed (5)	dec/17	R$ 396	R$ 437	R$ 324	R$ 358
Receive Total (a)				R$ 3,038	R$ 3,417
Pay					
US Dollar Fixed (2)	may/19	$ 538	$ 715	R$ (1,349)	R$ (1,661)
US Dollar Fixed (3)	aug/20	$ 405	$ 410	R$ (1,298)	R$ (1,214)
US Dollar Fixed (4)	jun/17	$ 181	$ 204	R$ (476)	R$ (501)
US Dollar Fixed (5)	dec/17	$ 192	$ 212	R$ (434)	R$ (445)
Pay Total (b)				R$ (3,557)	R$ (3,821)
Net (a+b)				R$ (519)	R$ (404)
Option					
US Dollar Options	up to 10M	$ 1,465	$ 1,395	R$ (19)	R$ (17)
Options Total (d)				R$ (19)	R$ (17)
Embedded Derivatives - Forestry Partnership and Standing Timber Supply Agreements					
Receive					
US Dollar Fixed	dec/34	$ 902	$ 913	R$ 121	R$ 22
Pay					
US Dollar CPI	dec/34	$ 902	$ 913	R$ -	R$ (0)
Embedded Derivatives Total (e)				R$ 121	R$ 22
Net (a+b+c+d+e)				R$ (417)	R$ (399)

Zero cost collar operations have become more attractive in the current exchange scenario, especially due to the volatility of the dollar, as they allow to hold the impact of the appreciation of the real, containing the exchange rate descrease at a favorable level for the Company, while limiting negative impacts in the event of a significant depreciation of the real. These instruments allow for the protection of a foreign exchange band favorable to cash flows, within which Fibria does not pay or receive the amount of the adjustments. In addition to protecting the company in these scenarios, this feature also allows it to achieve greater benefits in terms of export revenues should the dollar move up. Currently, these operations have a maximum term of 12 months, covering 64% of net foreign exchange exposure, and their sole purpose is to protect cash flow exposure. The average strikes for the next 11 months are R$2.28 (put) and R$3.32 (call).

Derivative instruments used to hedge debt (swaps) are designed to transform real-denominated debt into dollar-denominated debt (currency in which sales are made) or protect existing debt against adverse swings in interest rates. Consequently, all of the swap asset legs are matched with the flows of the respective hedged debt. The fair value of these instruments corresponds to the net present value of the expected flows until maturity (average of 41 months in 4Q14) and therefore has a limited cash impact.

11

4Q14 Results

The forestry partnership and standing timber supply contracts entered into on December 30, 2013 are denominated in U.S. dollars per cubic meter of standing timber, adjusted in accordance with U.S. inflation measured by the CPI (Consumer Price Index), which is not related to inflation in the areas where the forests are located, constituting, therefore, an embedded derivative. This instrument, presented in the table above, is a sale swap of the variations in the U.S. CPI for the period of the above-mentioned contracts. See note 9 (e) of the 4Q14 financial statements for more details and a sensitivity analysis of the fair value in the event of a substantial variation in the U.S. CPI.

All financial instruments were entered into in accordance with the guidelines established by the Market Risk Management Policy, and are conventional instruments without leverage or margin calls, duly registered with the CETIP (Securities Custody and Financial Settlement Clearinghouse), which only have a cash impact on their respective maturities and amortizations. The Company's Governance, Risk and Compliance area is responsible for the verification and control of positions involving market risk and reports directly and independently to the CEO and the other areas and bodies involved in the process, ensuring implementation of the policy. Fibria's Treasury area is responsible for executing and managing the financial operations.

Net Result

The Company posted a 4Q14 net loss of R$128 million, versus a net loss of R$359 million in 3Q14 and R$185 million in 4Q13. The variation in relation to the previous quarter was chiefly due to the lower negative financial result and the improved operating result (higher net revenue and lower cost). In the comparison with 4Q13, the 31% decline in net loss was due to the higher gross profit, partially offset by the absence of non-operating income in that quarter. In 2014, the Company recorded net income of R$163 million, versus a net loss of R$698 million in 2013. This improvement in the net result was caused by the lower negative financial result, the credits granted by the BEFIEX program in 2014 and the decline in income tax and social contribution expenses, due to the adherence to the Refis program in 2013. Excluding non-recurring effects (financial expenses related to bonds repurchases and tax credits) and the exchange variation on debt and hedge, net profit would be R$178 million in 4Q14 and R$343 million in 2014.

Analyzing the result in terms of earnings per share, i.e., excluding depreciation, depletion and the monetary and exchange variations (see the reconciliation on page 23), the indicator was 47% higher than in 3Q14, thanks to the higher average net price in reais, lower cash COGS and higher sales volume. The 13% year-on-year increase was due to the 12% appreciation of the dollar against the real, and lower cash COGS, as explained previously. The chart below shows the main factors impacting the 2014 net result, beginning with EBITDA in the same period:


Net Income (R$ million)
2,791
851
(112)
3,530
hedge
Δ cambial divida
(696)
(504)
(380)
(1,874)
141
(54)
163
Adjusted EBITDA
Beflex
Other expenses / non recurring / non cash
EBITDA
Δ FX debt / hedge
Anticipated settlement of debts
Net interest
Deprec., amortiz. and depletion
Income Taxes
Other expenses / non recurring / non cash
Net income

(1) Includes other exchange variation and other revenues/financial expenses.

12

4Q14 Results

Indebtedness

	Unit	Dec/14	Sept/14	Dec/13	Dec/14 vs Sept/14	Dec/14 vs Dec/13
Gross Debt	**R$ million**	8,327	8,574	9,773	-3%	-15%
Gross Debt in R$	R$ million	601	564	489	7%	23%
Gross Debt in US$ (1)	R$ million	7,726	8,010	9,284	-4%	-17%
Average maturity	**months**	55	55	52	0	3
Cost of debt (foreign currency) (2)	**% p.a.**	3.7%	4.0%	4.6%	-0.3 p.p.	-0.9 p.p.
Cost of debt (local currency) (2)	**% p.a.**	7.6%	7.2%	7.4%	0.4 p.p.	0.2 p.p.
Short-term debt	**%**	13%	15%	15%	-2 p.p.	-2 p.p.
Cash and cash Equivalents in R$	R$ million	854	884	1,042	-3%	-18%
Cash and cash Equivalents in US$	R$ million	341	777	1,346	-56%	-75%
Fair value of derivative instruments	R$ million	(417)	(400)	(464)	4%	-10%
Cash and cash Equivalents (3)	**R$ million**	778	1,261	1,924	-38%	-60%
Net Debt	**R$ million**	7,549	7,313	7,849	3%	-4%
Net Debt/EBITDA (in US$)	x	2.7	2.7	2.8	0.0	-0.1
Net Debt/EBITDA (in US$) (4)	x	2.4	2.5	2.6	-0.1	-0.2

(1) Includes BRL to USD swap contracts. The original debt in dollars was R$ 6,281 million (75% of the total debt) and debt in reais was R$ 2,046 million (25% of the debt)
(2 The costs are calculated considering the debt swap
(3) Includes the fair value of derivative instruments
(4) For covenant purposes

Last year was marked by liability management initiatives. The Company settled in advance more than US$2 billion of its debt, including the full repurchase of three bonds – Fibria 2019, Fibria 2020 and Fibria 2021 (with coupons of 9.25%, 7.5% and 6.75% p.a., respectively) and hired new debts on better cost and term conditions. These initiatives will generate annual savings of approximately US$27 million as of 2015.

In 4Q14, Fibria concluded a syndicated loan of US$500 million, with an average term of five years. The Company used the proceeds of this loan plus its own funds to advance the settlement of US$118 million in Fibria 2021 bonds, US$439 million in Export Prepayment debt and R$326 million in Export Credit Notes.

The Company closed December with gross debt of R$8,327 million, 3% lower than in 3Q14, mainly due to the period settlements, despite the negative impact of the exchange variation on debt (R$438 million). In year-on-year terms, debt fell by R$1,446 million, thanks to the continuity of the liability management initiatives. The graph below shows the changes in gross debt during the quarter:

Gross debt (R$ million)


8,574
1,770
(2,575)
112
438
8
8,327
Gross Debt 3T14
Loans
Principal/Interest Payment
Interest Accrual
Foreign Exchange Variation
Others
Gross Debt Dez/14

13

4Q14 Results 14 Financial leverage in dollars fell to 2.4x on December 31, 2014 (versus 2.5x in 3Q14). Fibria’s average cost of total(*) debt measured in dollars was 3.4% p.a. (Sept/14: 3.7% p.a. | Dec/13: 4.3% p.a.), comprising the average cost of bank debt in local currency of 7.6% p.a. (Sept/14: 7.2% p.a. | Dec/13: 7.4% p.a.), due to the 0.5 p.p. increase in the long-term interest rate as of January 2015, and the cost of debt in foreign currency of 3.7% p.a. (Sept/14: 4.0% p.a. | Dec/13: 4.6% p.a.).The graphs below show Fibria’s indebtedness by instrument, indexing unit and currency (including debt swaps): The average maturity of the total debt was 55 months in Dec/14 and Sept/14, and 52 months in Dec/13, in line with the Company’s liability management. The graph below shows the amortization schedule of Fibria’s total debt: Also on December 31, cash and cash equivalents amounted to R$778 million, including the negative mark-to-market of hedging instruments totaling R$417 million. Excluding this impact, 71% of cash was invested in local-currency government bonds and fixed income securities and the remainder in short-term investments abroad. The Company has four revolving credit facilities totaling R$1,594 million available for a period of four years (as of the contract date), three of which in local currency totaling R$850 million (contracted in Mar/13 and Mar/14) at 100% of the CDI plus 1.5% p.a. to 2.1% p.a. when utilized (0.33% p.a. to 0.35% p.a. when on stand-by), and one in foreign currency totaling US$280 million (contracted in Mar/14) at the 3-month Libor rate plus 1.55% p.a. when utilized and 35% of this spread when on stand-by. These funds, despite not being utilized, helped improve the Company’s liquidity. Given the current cash position of R$778 million, these lines totaling R$1,594 million have resulted in an immediate liquidity position of R$2,365 million. As a result, the cash to short-term debt ratio (including these stand-by credit facilities) closed 4Q14 at 2.5x. (*) Average total cost, considering real-denominated debt. Adjusted for the swap curve on 12/31/2014. 42% 21% 23% 10%4% Gross Debt by Type Pre-Payment Bond BNDES NCE Others 28% 56% 11% 5% Gross Debt by Index Libor Pre Fixed TJLP Others 7% 93% Gross Debt by Currency Local currency Foreign currency 198 113 202 327 579 303 36 6 0 600 165 110 162 132 53 72 56 17 3 0 363 223 364 459 632 375 93 23 3 600 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Amortization Schedule (US$ million) Foreign Currency Local Currency

4Q14 Results

The graph below shows the evolution of Fibria's debt and leverage since December 2013:


Net Debt / EBITDA (x)
(R$)
(US$)
2.8
2.6
2.4
2.3
2.4
2.3
2.7
2.5
2.7
2.4
7,849
3,351
6,970
3,080
6,681
3,033
7,313
2,984
7,549
2,842
Dec/13
Mar/14
Jun/14
Sep/14
Dec/14
Net Debt (R$ million)
Net Debt (US$ million)

Capital Expenditure

(R$ million)	4Q14	3Q14	4Q13	4Q14 vs 3Q14	4Q14 vs 4Q13	2014	2013	2014 vs 2013
Industrial Expansion	8	12	4	-29%	98%	38	8	353%
Forest Expansion	26	15	13	75%	100%	74	65	15%
Subtotal Expansion	**34**	**27**	**17**	29%	100%	**112**	**73**	53%
Safety/Environment	2	11	14	-84%	-87%	18	31	-43%
Forestry Renewal	289	332	215	-13%	34%	1,102	849	30%
Maintenance, IT, R&D, Modernization	66	47	78	41%	-15%	252	253	0%
Subtotal Maintenance	**357**	**390**	**308**	-9%	16%	**1,372**	**1,133**	21%
50% Veracel	35	27	20	32%	74%	107	81	32%
Total Capex	**427**	**444**	**345**	-4%	24%	**1,591**	**1,287**	24%

Capex totaled R$427 million in 4Q14, 4% down on 3Q14 primarily due to lower expenses with the purchase of timber, partially offset by the acquisition of trucks. The year-on-year increase was due to the upturn in timber purchase volume (Parkia). Capex totaled R$1,591 million in 2014, 5% higher than the initial estimate of R$1,520, as anticipated at a recent Company event. The variation was due to certain external factors which had a higher-than-expected impact, such as inflation, the exchange rate, the increase in third-party wood prices and Company initiatives that were not planned at the beginning of the year, namely: the purchase of trucks to reduce wood transportation costs, the feasibility study of Três Lagoas II and higher research and development expenses. Such projects were informed during a Capex projection update in December 2014, and the presentation is available at www.fibria.com.br/ir.

The main reasons behind the 24% capex increase over 2013 were the forestry partnership agreements signed as a result of the sale of land in December 2013 and higher costs with the purchase of third-party timber.

Management has approved capex of R$1,7 billion for 2015. The upturn over 2014 is mainly related to inflation and the exchange rate, in addition to the second stage of investments in trucks to optimize wood transportation costs.

15

4Q14 Results

Free Cash Flow

(R$ million)	4Q14	3Q14	4Q13	2014	2013
Adjusted EBITDA	**906**	**613**	**823**	**2,791**	**2,796**
(-) Capex including advance for wood puchase	(427)	(444)	(345)	(1,591)	(1,287)
(-) Interest (paid)/received	(139)	(76)	(98)	(411)	(458)
(-) Income tax	(20)	(3)	(11)	(29)	(31)
(+/-) Working Capital	(66)	16	388	(136)	289
(+/-) Others	9	10	(10)	12	(41)
Free Cash Flow(1)(2)(3)	**263**	**117**	**746**	**636**	**1,268**

(1) Does not include the land deal and the assets solds in 2013

(2) Does not include the Bond redemption disbursement

(3) Does not include the IR/CS debt payment according to REFIS over the realized foreign profit in 2013

Free cash flow was positive by R$263 million in 4Q14, versus a positive R$117 million in 3Q14. The increase compared with 3Q14 was chiefly due to the upturn in EBITDA, partially offset by the negative variation in working capital and the higher interest payment. The year-on-year downturn was due to the negative variation in working capital and higher capex, partially offset by the improvement in EBITDA. Working capital was mostly impacted by the increase in accounts receivables, in turn explained by higher sales volumes and the change in the client base mix, which resulted in lower forfaiting transactions (2014 sales of R$353 million had no cash impact in the same year). This same aspect impacted in the accumulated year, in addition to the increase on Capex, as described above.

ROE and ROIC

With regards to return metrics, some adjustments in the accounting indicator should be observed, considering differences in accounting treatment under IFRS standards (CPC 29 and CPC 15). Specifically regarding CPC 15, the Company participated in an M&A transaction in 2009, which resulted in additional effects, which are being adjusted in the calculations as shown below:

Return on Equity	Unit	4Q14	3Q14	4Q13	*4Q14 vs 3Q14*	*4Q14 vs 4Q13*
Shareholders' Equity	R$ million	14,616	14,782	14,491	-1%	1%
IFRS 3 and IAS 41 adjustments	R$ million	(2,946)	(3,095)	(3,249)	-5%	-9%
Shareholders' Equity (adjusted)	R$ million	11,670	11,688	11,242	0%	4%
Shareholders' Equity (adjusted) - average(1)	**R$ million**	**11,456**	**11,484**	**11,393**	*0%*	*1%*
Adjusted EBITDA LTM	R$ million	2,791	2,708	2,796	3%	0%
Total Capex LTM	R$ million	(1,591)	(1,509)	(1,287)	5%	24%
Net interest LTM	R$ million	(411)	(370)	(458)	11%	-10%
Income Tax LTM	R$ million	(29)	(20)	(31)	48%	-7%
Adjusted Income LTM	**R$ million**	**760**	**810**	**1,020**	*-6%*	*-25%*
ROE	**%**	**6.6%**	**7.1%**	**9.0%**	*-0.4 p.p.*	*-2.3 p.p.*

(1) Average of current and same quarter of the previous year.

16

4Q14 Results 17 Capital Market Equities Fibria’s average daily traded volume was approximately 2.9 million shares, 4% up on 3Q14, while daily financial volume averaged US$33 million, 12% higher than in 3Q14, (US$15.0 million on the BM&FBovespa and US$14.8 million on the NYSE). Fixed Income 0 20 40 60 80 100 120 Oct-14 Nov-14 Dec-14 Average Daily Trading Volume (US$ million) BM&FBovespa NYSE 0 1 2 3 4 5 6 7 8 9 10 Oct-14 Nov-14 Dec-14 Average Daily Trading Volume (million shares) BM&FBovespa NYSE Daily average: US$33,4 million Daily average: 2.9 million shares Yield Unit Dec/14 Sept/14 Dec/13 Dec/14 vs Sept14 Dec/14 vs Dec/13 Fibria 2024 - Yield % 5.2 5.3 - -0.1 p.p. - Fibria 2024 - Preço USD/k 100.3 99.4 - 1% - Treasury 10 anos % 2.2 2.5 3.0 -0.3 p.p. -0.9 p.p. Return on Invested Capital Unit 4Q14 3Q14 4Q13 4Q14 vs 3Q14 4Q14 vs 4Q13 Accounts Receivable R$ million 538 547 382 -2% 41% Inventories R$ million 1,239 1,264 1,266 -2% -2% Current Liabilities (ex-debt) R$ million 1,134 1,601 1,476 -29% -23% Biological Assets R$ million 3,708 3,684 3,423 1% 8% Fixed Assets R$ million 9,253 9,449 9,826 -2% -6% Invested Capital R$ million 15,872 16,546 16,372 -4% -3% IFRS 3 and IAS 41 adjustments R$ million (2,163) (2,303) (2,458) -6% -12% Adjusted Invested Capital R$ million 13,708 14,242 13,914 -4% -1% Adjusted EBITDA LTM R$ million 2,791 2,708 2,796 3% 0% Total Capex LTM R$ million (1,591) (1,509) (1,287) 5% 24% Income Tax LTM R$ million (29) (20) (31) 48% -7% Adjusted Income LTM R$ million 1,171 1,179 1,478 -1% -21% ROIC R$ million 8.5% 8.3% 10.6% 0.3 p.p. -2.1 p.p.

4Q14 Results

Appendix I – Revenue x Volume x Price *

4Q14 vs 3Q14	Sales (Tons)		Net Revenue (R$ 000)		Price (R$/Ton)		4Q14 vs 3Q14 (%)		
	4Q14	3Q14	4Q14	3Q14	4Q14	3Q14	Tons	Revenue	Avge Price
Pulp									
Domestic Sales	146,322	138,310	172,248	153,091	1,177	1,107	5.8	12.5	6.4
Foreign Sales	1,263,925	1,233,904	1,809,522	1,574,295	1,432	1,276	2.4	14.9	12.2
Total	1,410,247	1,372,214	1,981,770	1,727,386	1,405	1,259	2.8	14.7	11.6

4Q14 vs 4Q13	Sales (Tons)		Net Revenue (R$ 000)		Price (R$/Ton)		4Q14 vs 4Q13 (%)		
	4Q14	4Q13	4Q14	4Q13	4Q14	4Q13	Tons	Revenue	Avge Price
Pulp									
Domestic Sales	146,322	111,925	172,248	131,906	1,177	1,179	30.7	30.6	(0.1)
Foreign Sales	1,263,925	1,329,032	1,809,522	1,809,209	1,432	1,361	(4.9)	0.0	5.2
Total	1,410,247	1,440,957	1,981,770	1,941,115	1,405	1,347	(2.1)	2.1	4.3

2014 vs 2013	Sales (Tons)		Net Revenue (R$ 000)		Price (R$/Ton)		2014 vs 2013 (%)		
	2014	2013	2014	2013	2014	2013	Tons	Revenue	Avge Price
Pulp									
Domestic Sales	517,309	447,429	590,773	503,649	1,142	1,126	15.6	17.3	1.5
Foreign sales	4,787,638	4,750,337	6,412,432	6,341,772	1,339	1,335	0.8	1.1	0.3
Total	5,304,947	5,197,766	7,003,205	6,845,420	1,320	1,317	2.1	2.3	0.2

*Does not include Portocel

18

4Q14 Results

Appendix II – Income Statement

INCOME STATEMENT - CONSOLIDATED (R$ million)	4Q14		3Q14		3Q13		4Q14 vs 3Q14	4Q14 vs 3Q13
	R$	AV%	R$	AV%	R$	AV%	(%)	(%)
Net Revenue	2,001	100%	1,746	100%	1,958	100%	15%	2%
Domestic Sales	192	10%	172	10%	149	8%	11%	29%
Foreign Sales	1,810	90%	1,574	90%	1,809	92%	15%	0%
Cost of sales	(1,386)	-69%	(1,460)	-84%	(1,473)	-75%	-5%	-6%
Cost related to production	(1,170)	-58%	(1,254)	-72%	(1,248)	-64%	-7%	-6%
Freight	(217)	-11%	(207)	-11%	(224)	-11%	5%	-4%
Operating Profit	**615**	**31%**	**286**	**16%**	**485**	**25%**	**115%**	**27%**
Selling and marketing	(103)	-5%	(95)	-5%	(95)	-5%	9%	9%
General and administrative	(81)	-4%	(74)	-4%	(88)	-5%	9%	-9%
Financial Result	(611)	-31%	(785)	-45%	(599)	-31%	-22%	2%
Equity	(1)	0%	-	0%	-	0%	-	-
Other operating (expenses) income	(120)	-6%	(30)	-2%	825	42%	297%	-115%
Operating Income	**(301)**	**-15%**	**(699)**	**-40%**	**527**	**27%**	**-57%**	**-157%**
Current Income taxes expenses	(11)	-1%	86	4%	(592)	-30%	-116%	-98%
Deffered Income taxes expenses	184	9%	273	16%	(121)	-6%	-33%	-252%
Net Income (Loss)	**(128)**	**-6%**	**(359)**	**-21%**	**(185)**	**-9%**	**-64%**	**-31%**
Net Income (Loss) attributable to controlling equity interest	(130)	-6%	(362)	-21%	(187)	-10%	-64%	-31%
Net Income (Loss) attributable to non-controlling equity interest	1	0%	2	0%	2	0%	-54%	-31%
Depreciation, amortization and depletion	499	25%	475	27%	506	26%	5%	-1%
EBITDA	**809**	**40%**	**562**	**32%**	**1,632**	**83%**	**44%**	**-50%**
Equity	1	0%	-	0%	-	0%	-	-
Fair Value of Biological Assets	35	2%	-	0%	(66)	-3%	0%	-
Fixed Assets disposals	45	2%	27	2%	(609)	-31%	68%	-107%
Accruals for losses on ICMS credits	16	1%	25	1%	22	1%	-34%	-26%
Tax Credits/Reversal of provision for contingencies	(0)	0%	(1)	0%	(157)	-8%	-39%	-
EBITDA adjusted (*)	**906**	**45%**	**613**	**35%**	**823**	**42%**	**48%**	**10%**

Income Statement - Consolidated (R$ million)	2014		2013		2014 vs 2013
	R$	AV%	R$	AV%	(%)
Net Revenue	7,084	100%	6,917	100%	2%
Domestic Sales	671	9%	576	8%	17%
Foreign Sales	6,412	91%	6,342	92%	1%
Cost of sales	(5,546)	-78%	(5,383)	-78%	3%
Cost related to production	(4,735)	-67%	(4,608)	-67%	3%
Freight	(810)	-11%	(775)	-11%	5%
Operating Profit	**1,538**	**22%**	**1,535**	**22%**	**0%**
Selling and marketing	(365)	-5%	(348)	-5%	5%
General and administrative	(286)	-4%	(300)	-4%	-5%
Financial Result	(1,635)	-23%	(2,054)	-30%	-20%
Equity	-	0%	-	0%	0%
Other operating (expenses) income	770	11%	823	12%	-6%
LAIR	**22**	**0%**	**(344)**	**-5%**	**-106%**
Current Income taxes expenses	(46)	-1%	(620)	-9%	-93%
Deffered Income taxes expenses	187	3%	266	4%	-30%
Net Income (Loss)	**163**	**2%**	**(698)**	**-10%**	**-123%**
Net Income (Loss) attributable to controlling equity interest	156	2%	(706)	-10%	-122%
Net Income (Loss) attributable to non-controlling equity interest	7	0%	9	0%	-21%
Depreciation, amortization and depletion	1,874	26%	1,862	27%	1%
EBITDA	**3,530**	**50%**	**3,573**	**52%**	**-1%**
Equity	-	0%	-	0%	0%
Fair Value of Biological Assets	(52)	-1%	(102)	-1%	-49%
Property, Plant and Equipment disposal	75	1%	(581)	-8%	-113%
Accruals for losses on ICMS credits	88	1%	91	1%	-3%
Tax Incentive	(851)	-12%	(184)	-3%	0%
EBITDA adjusted	**2,791**	**39%**	**2,796**	**40%**	**0%**

19

4Q14 Results

Appendix III – Balance Sheet

BALANCE SHEET (R$ million)							
ASSETS	**Dec/14**	**Set/13**	**Dec/13**	**LIABILITIES**	**Dec/14**	**Set/13**	**Dec/13**
CURRENT	**3,261**	**4,352**	**5,807**	**CURRENT**	**2,099**	**2,871**	**4,448**
Cash and cash equivalents	461	709	1,272	Short-term debt	965	1,269	1,474
Securities	683	902	1,068	Reclassification related to the redemption - Bond 2020	-	-	1,498
Derivative instruments	30	30	23	Derivative Instruments	186	148	107
Trade accounts receivable, net	538	547	382	Trade Accounts Payable	593	665	587
Inventories	1,239	1,264	1,266	Payroll and related charges	135	126	129
Recoverable taxes	163	195	201	Tax Liability	56	92	56
Assets avaiable for sale	-	591	590	Dividends and Interest attributable to capital payable	39	0	2
Accounts receivable - land and building sold	-	-	903	Liabilities related to the assets held for sale	-	470	470
Others	148	115	103	Others	125	101	125
	-	-	-				
NON CURRENT	**4,740**	**3,863**	**3,014**	**NON CURRENT**	**8,879**	**8,316**	**7,811**
Marketable securities	51	50	48	Long-term debt	7,361	7,305	6,801
Derivative instruments	161	80	71	Accrued liabilities for legal proceedings	145	131	129
Deferred income taxes	1,191	1,061	968	Deferred income taxes , net	267	324	236
Recoverable taxes	1,752	1,682	744	Tax Liability	0	0	-
Fostered advance	695	696	726	Derivative instruments	422	361	451
Assets avaiable for sale	598	-	-	Assets avaiable for sale	477	-	-
Others	291	294	457	Others	207	194	194
Investments	**80**	**47**	**47**	**SHAREHOLDERS' EQUITY - Controlling interest**	**14,564**	**14,730**	**14,445**
Property, plant & equipment, net	9,253	9,449	9,826	Issued Share Capital	9,729	9,729	9,729
Biological assets	3,708	3,684	3,423	Capital Reserve	4	3	3
Intangible assets	4,552	4,573	4,634	Statutory Reserve	3,228	3,394	3,109
				Equity valuation adjustment	1,613	1,614	1,614
				Treasury stock	(10)	(10)	(10)
				Non controlling interest	52	52	46
				TOTAL SHAREHOLDERS' EQUITY	**14,616**	**14,782**	**14,491**
TOTAL ASSETS	**25,594**	**25,969**	**26,750**	**TOTAL LIABILITIES**	**25,594**	**25,969**	**26,750**

20

4Q14 Results

Appendix IV – Statement of Cash Flows

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW (R$ million)	4Q14	3Q14	4Q13	2014	2013
INCOME (LOSS) BEFORE TAXES ON INCOME	**(301)**	**(699)**	**527**	**22**	**(344)**
Adjusted by					
(+) Depreciation, depletion and amortization	499	475	506	1,874	1,863
(+) Unrealized foreign exchange (gains) losses, net	441	545	356	722	933
(+) Change in fair value of derivative financial instruments	42	143	103	6	215
(+) Equivalência Patrimonial	1	-	-	1	-
(+) Fair value of biological assets	35	-	(66)	(52)	(102)
(+) Gain on sale of investments - Asset Light project	-	-	(799)	-	(799)
(+) (Gain)/loss on disposal of property, plant and equipment	45	20	190	68	218
(+) Interest and gain and losses in marketable securities	(18)	(20)	(19)	(83)	(90)
(+) Interest expense	112	118	138	476	576
(+) Financial charges of Bons "Fibria 2020" partial repurchase transaction	35	7	7	499	350
(+) Impairment of recoverable ICMS	16	25	22	88	91
(+) Provisions and other	7	2	28	24	51
(+) Tax Credits	-	-	(77)	-	(91)
(+) Reversal of provision for contingencies	-	-	(102)	-	(116)
(+) Program Stock Options	1	-	-	1	-
(+) Reconhecimento de crédito tributário	-	-	-	(850)	-
(+) Provisions and investment	-	7	-	7	-
Decrease (increase) in assets	-	-	-	-	-
Trade accounts receivable	59	(28)	266	(85)	446
Inventories	35	70	79	78	(63)
Recoverable taxes	(53)	(49)	(23)	(172)	(144)
Other assets/advances to suppliers	(14)	(16)	66	122	(4)
Increase (decrease) in liabilities	-	-	-	-	-
Trade payable	(95)	33	(22)	(20)	107
Taxes payable	(25)	(0)	(19)	(49)	(18)
Payroll, profit sharing and related charges	16	24	(2)	6	1
Other payable	12	(17)	42	(16)	(35)
Cash provided by operating activities	-	-	-	-	-
Interest received	23	15	27	80	144
Interest paid	(162)	(90)	(125)	(491)	(602)
Income taxes paid	(20)	(3)	(403)	(29)	(423)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**690**	**560**	**699**	**2,227**	**2,164**
Cash flows from investing activities	-	-	-	-	-
Acquisition of property, plant and equipment and forest	(413)	(423)	(317)	(1,540)	(1,190)
Advance for wood acquisition from forestry partnership program	(13)	(21)	(28)	(51)	(97)
Marketable securities, net	218	54	(273)	409	1,204
Cash from sale of investments - Asset Light project	-	-	500	903	500
Acquisition of interest in subsidary	(27)	(7)	-	(34)	-
Proceeds from sale of property, plant and equipment	7	5	(8)	5	37
Derivative transactions settled	(24)	(8)	(5)	(53)	(24)
Receita na venda de investimento	7	-	-	7	-
Others	(0)	(0)	(0)	(1)	4
NET CASH USED IN INVESTING ACTIVITIES	**(246)**	**(400)**	**(131)**	**(356)**	**434**
Cash flows from financing activities	-	-	-	-	-
Borrowings	1,770	148	137	4,346	1,279
Repayments - principal amount	(2,413)	(710)	(218)	(6,636)	(3,320)
Premium paid in the Bonds "Fibria 2020" repurchase transaction	(40)	-	(6)	(365)	(237)
Other	8	(3)	(0)	12	1
NET CASH USED IN FINANCING ACTIVITIES	**(675)**	**(564)**	**(87)**	**(2,644)**	**(2,276)**
Effect of exchange rate changes on cash and cash equivalents	(16)	55	20	(37)	7
Net increase (decrease) in cash and cash equivalents	(248)	(348)	501	(811)	328
Cash and cash equivalents at beginning of year	709	1,057	770	1,272	944
Cash and cash equivalents at end of year	461	709	1,272	461	1,272

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4Q14 Results 22 Appendix V – Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012) EBITDA is not a measurement defined by Brazilian and International Financial Reporting Standards, and represents income (loss) for the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company is presenting adjusted EBITDA in accordance with CVM Instruction 527 of October 4, 2012, by adding or subtracting from the amount equity income, the provision for losses on recoverable ICMS, losses (gains) from the writedown of property, plant and equipment, the fair value of biological assets, and tax credits from recovered contingencies, in order to provide better information on its ability to generate cash, pay its debt and sustain its investments. Neither measurement should be considered as an alternative to the Company´s operating income and operational cash flow as an indicator of liquidity for the periods in question. Adjusted EBITDA (R$ million) 4Q14 3Q14 4Q13 Income (loss) of the period (128) (359) (185) (+/-) Financial results, net 611 785 599 (+) Taxes on income (173) (339) 713 (+) Depreciation, amortization and depletion 499 475 506 EBITDA 809 562 1,632 (+) Equity 1 - - (-) Fair Value of Biological Assets 35 - (66) (+/-) Loss (gain) on disposal of property, plant and equipment 45 27 (609) (+) Accrual for losses on ICMS credits 16 25 22 (-) Tax credits/reversal of provision for contingencies (0) (1) (157) EBITDA Adjusted 906 613 823

4Q14 Results 23 Appendix VI – Economic and Operational Data Exchange Rate (R$/US$) 4Q14 3Q14 2Q14 4Q13 3Q13 2014 2013 4Q14 vs 3Q14 4Q14 vs 4Q13 3Q14 vs 2Q14 4Q13 vs 3Q13 2014 vs 2013 Closing 2.6562 2.4510 2.2025 2.3426 2.2300 2.6562 2.3426 8.4% 13.4% 11.3% 5.0% 13.4% Average 2.5437 2.2745 2.2295 2.2755 2.2880 2.3547 2.1589 11.8% 11.8% 2.0% -0.5% 9.1% Pulp sales distribution, by region 4Q14 3Q14 4Q13 4Q14 vs 3Q14 4Q14 vs 4Q13 2014 2013 2014 vs 2013 Europe 40% 39% 36% 1 p.p. 4 p.p. 41% 39% 3 p.p. North America 27% 26% 30% 1 p.p. -3 p.p. 24% 28% -4 p.p. Asia 23% 25% 26% -2 p.p. -3 p.p. 25% 24% 1 p.p. Brazil / Others 10% 10% 8% 0 p.p. 3 p.p. 10% 9% 1 p.p. Pulp price - FOEX BHKP (US$/t) Dec-14 Nov-14 Oct-14 Sep-14 Aug-14 Jul-14 Jun-14 May-14 Apr-14 Mar-14 Feb-14 Jan-14 Europe 741 734 735 725 728 733 742 751 759 766 768 770 Financial Indicators Dec/14 Sep/14 Dec/13 Net Debt / Adjusted EBITDA (LTM*) (R$) 2.7 2.7 2.8 Net Debt / Adjusted EBITDA (LTM*) (US$) 2.4 2.5 2.6 Total Debt / Total Capital (gross debt + net equity) 0.4 0.4 0.4 Cash + EBITDA (LTM*) / Short-term Debt 3.7 3.1 3.2 *LTM: Last tw elve months Reconciliation - net income to cash earnings (R$ million) 4Q14 3Q14 4Q13 Net Income (Loss) before income taxes (301) (699) 527 (+) Depreciation, depletion and amortization 499 475 506 (+) Unrealized foreign exchange (gains) losses, net 441 545 356 (+) Change in fair value of derivative financial instruments 42 143 103 (+) Equity 1 - - (+) Change in fair value of biological assets 35 - (66) (+) Gain on sale of investments - Asset Light project - - (799) (+) Loss (gain) on disposal of Property, Plant and Equipment 45 20 190 (+) Interest on Securities, net (18) (20) (19) (+) Interest on loan accrual 112 118 138 (+) Financial charges on BONDS redemption 35 7 7 (+) Accruals for losses on ICMS credits 16 25 22 (+) Provisions and other 7 2 28 (+) Tax Credits - - (77) (+) Reversal of provision for contingencies - - (102) (+) Stock Options program 1 - - (+) Provisions and investment - 7 - Cash earnings (R$ million) 915 623 812 Outstanding shares (million) 554 554 554 Cash earnings per share (R$) 1.7 1.1 1.5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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